EXHIBIT 16.1

October 24, 2024

United States Securities and Exchange

Commission Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C.

20549

Dear Ladies and Gentlemen:

Re: Petrogas Company

We are the former independent registered public accounting firm for Petrogas Company (the “Company”). We have read the statements made by the Company, which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 Changes in Registrant’s Certifying Accountant of its current report on Form 8-K (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

/s/ OLAYINKA OYEBOLA

OLAYINKA OYEBOLA & CO

(Chartered Accountants)

Lagos, Nigeria